# Organizational Chart

- **Board of Directors**
  - Head of Compliance
    - Compliance Associate Director
      - Compliance Sr. Analyst
        - 3 Compliance Analyst
  - Chairman of the Board
    - C. of the Board Assistant
  - Vice Chairman of the Board
  - CEO
    - External Financial Advisors
    - Chief Credit and Economic Analysis Officer
      - Head of Business Development
        - Business Development Executive Director
          - BD Director
            - BD Manager
              - 2 BD Analyst
          - Internal Lawyer
      - Treasury and AP Sr. Executive Director
        - Accounting Sr. Analyst
          - Accounting Analyst
        - 2 Treasury and AP Sr. Analyst
          - 2 Treasury and AP Analyst
      - Human Resources and Material Resources Sr. Executive Director
        - Human Resources Associate Director
          - 2 HR Associate
            - HR Analyst
        - IT Director
          - IT Associate Director
            - IT Manager
              - IT Sr. Associate
                - IT Sr. Analyst
                  - IT Analyst
                  - Data Analyst
        - Logistics Associate
          - 2 Logistics
            - 4 Cleaning Staff
            - 16 Security Staff Logistics
        - Receptionist
      - Deputy Chief Economic Analysis Officer
        - Operations Associate Director
          - Communications Associate
          - Operations Associate
            - 3 Operations Sr. Analyst
              - Operations Analyst
              - Style Editor
        - Public Finance and Sovereign Debt Director
          - Public Finance and Sovereign Debt Manager
            - Public Finance and Sovereign Debt Associate
              - 2 PF Sr. Analyst
                - PF Analyst
          - 2 EASD Sr. Associate
      - Deputy Chief Credit Officer
        - Public Finance and Infrastructure Sr. Executive Director
          - PF Manager
            - 3 PF Sr. Analysts
              - 4 PF Analyst
          - Infrastructure Manager
            - Infrastructure Analyst
        - Sustainable Impact Director
          - Sustainable Impact Analyst
        - Corporates / ABS Sr. Executive Director
          - 2 Corporates / ABS Managers
            - 6 Corporates Sr. Analyst
              - 8 Corporates Analyst
              - 3 US Corporates Analyst
                - Corporates Intern
        - Financial Institutions / ABS Sr. Executive Director
          - Financial Institutions / ABS Manager
            - 3 FI Associate
              - 4 FI Sr. Analyst
                - 12 FI Analyst
                  - FI Intern
        - Financial Institutions / ABS Sr. Executive Director
          - Metodological Criteria Sr. Associate
            - Methodological Criteria Analyst
              - Analysis and Compliance Directors Assistant
  - CEO Assistant V. C. of the Board Assistant



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